July 31, 2013
Via EDGAR and UPS
H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     SEC Comment Letter dated July 18, 2013
Carrizo Oil & Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 0-29187-87
Dear Mr. Schwall:
Set forth below is the response from Carrizo Oil & Gas, Inc. (the “Company,” “we,” “it,” or “our”) to the letter dated July 18, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 10-K for the fiscal year ended 2012 (the “2012 Form 10-K”).
For ease of reference, the text of the comments has been reproduced in bold text below, followed by the Company’s responses.
Comments and Responses:
Form 10-K for Fiscal Year Ended December 31, 2012
Item 1. Business, page 4
Proved Undeveloped Reserves, page 13

1.
Response four in your July 3, 2013 letter presents a calculation for the “Adjusted Conversion Rate” for development of proved undeveloped reserves wherein you summed the divested and revised PUD volumes with the converted volumes (dividend). It is the Staff's position that the effect of divested/revised volumes should be applied to the available (beginning) PUD volumes (divisor) and not treated as if they were converted also. We calculate the 2012 PUD conversion in MMBOE to be 9.5 converted/(76.7 beginning -22.6 divested +.8 revised) = 9.5/54.9 = .17. Similar treatment for 2011 and 2010 volumes yields conversion ratios of about .14 for each. In future disclosures, please comply with our position here.

YE 2011 PUD Reserves	76.7 MMBOE
Divest	-22.6
Revisions	+.8
Converted to Developed	-9.5
YE 2012 conversion ratio	9.5/(76.7-22.6+.8) = .17
We acknowledge the Staff's comment and the Company confirms that in future filings it will calculate the conversion rate for development of proved undeveloped reserves in accordance with the Staff's position set forth above.

Carrizo Oil & Gas, Inc. ∙ 500 Dallas Street, Suite 2300 ∙ Houston, Texas 77002 ∙ Phone: (713) 328-1000

United States Securities and Exchange Commission
July 31, 2013

2.
Response four includes a five year PUD location drilling schedule that presents 88 gross wells to be drilled in 2013. Please tell us the number of these 2013 wells that you have spudded and the number of 2013 wells that you have completed as of June 30, 2013. Address any significant shortfall from this schedule.

During the six months ended June 30, 2013, primarily as a result of additional acreage acquisitions with near term expirations and the updating of drilling plans, 33 of the gross proved undeveloped wells that, as of December 31, 2012, were scheduled to be developed in 2013 were rescheduled to later years (including 10 in 2014, 12 in 2015 and 11 in 2016), but still within the five year development window for each of such proved undeveloped wells.
With respect to the remaining 55 gross proved undeveloped wells that are scheduled to be developed in 2013, the Company has spudded 50 gross wells and completed 41 gross wells. In addition, during the six months ended June 30, 2013, the Company has spudded 56 gross wells and completed 21 gross wells that were not booked as proved undeveloped wells as of December 31, 2012.
* * * * * * * *
As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, please contact me at (713) 358-6441. I will be pleased to provide you with any additional information that may be necessary. Thank you.
Sincerely,
/s/ Marcus G. Bolinder
Marcus G. Bolinder
Associate General Counsel

Copies to:    Paul F. Boling, Vice President, Chief Financial Officer, Secretary, and Treasurer
David L. Pitts, Vice President and Chief Accounting Officer
Gerald A. Morton, General Counsel and Vice President of Business Development